Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-196486

Supplementing the Preliminary

Prospectus dated June 3, 2014

PRICING TERM SHEET

DATED JUNE 4, 2014

INSULET CORPORATION

$175,000,000 PRINCIPAL AMOUNT OF

2.00% CONVERTIBLE SENIOR NOTES DUE 2019

The information in this pricing term sheet supplements Insulet Corporation’s preliminary prospectus dated June 3, 2014 (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus, including all other documents incorporated by reference therein. References to “we,” “our,” “us” and “the Company” refer only to Insulet Corporation and not to its consolidated subsidiaries. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Insulet Corporation.

Ticker/Exchange for common stock:	PODD/The NASDAQ Global Select Market.

Securities:	2.00% Convertible Senior Notes due 2019 (the “notes”).

Principal amount:	$175,000,000.

Over-allotment option:	$26,250,000.

Denominations:	$1,000 and multiples thereof.

Maturity:	June 15, 2019, unless earlier purchased, redeemed or converted.

Conversion rights:	Holders may convert their notes at their option prior to the close of business on the business day immediately preceding March 15, 2019 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on September 30, 2014 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on and including the last trading day of the immediately preceding calendar quarter is equal to or greater than 130% of the conversion price on each applicable trading day; (2) during the five business day period after any five consecutive trading day period, or the measurement period, in which the trading price (as defined below) per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; (3) if we call any or all of the notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the notes called for redemption; or (4) upon the occurrence of specified corporate events described below. On or after March 15, 2019 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, as described in the Preliminary Prospectus.

Redemption at our option:

We may not redeem the notes prior to June 20, 2017. We may redeem the notes, at our option, in whole or in part, (1) on or after June 20, 2017 if the last reported sale price of our common stock has been at least 150% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending within five trading days prior to the date on which we provide notice of redemption and (2) on or after June 20, 2018 regardless of the sale price condition described above, in each case at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the notes, which means that we are not required to redeem or retire the notes periodically.

We will give notice of redemption not less than 40 nor more than 60 calendar days before the redemption date to the trustee, the paying agent and each holder of notes. See “Description of the notes—Optional redemption” in the Preliminary Prospectus.

Fundamental change:	If we undergo a “fundamental change” (as defined in the Preliminary Prospectus under the caption “Description of the notes—Fundamental change permits holders to require us to purchase notes”), subject to certain conditions, holders may require us to purchase for cash all or part of their notes in principal amounts of $1,000 or a multiple thereof. The fundamental change purchase price will be equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the fundamental change purchase date. See “Description of the notes—Fundamental change permits holders to require us to purchase notes” in the Preliminary Prospectus.

Interest:	2.00% per year. Interest will accrue from June 9, 2014 and will be payable semiannually in arrears on June 15 and December 15 of each year, beginning December 15, 2014. We will pay additional interest, if any, at our election as the sole remedy relating to the failure to comply with our reporting obligations as described in the Preliminary Prospectus under the caption “Description of the notes—Events of default.”

Regular record dates:	June 1 and December 1 of each year.

Public offering price:	100% of the principal amount of the Notes plus accrued interest, if any.

Last reported sale price of our common stock on June 3, 2014:	$35.10 per share.

Initial conversion rate:	21.5019 shares per $1,000 principal amount of notes, subject to adjustment.

Initial conversion price:	Approximately $46.51 per share, subject to adjustment.

Conversion premium:	Approximately 32.50% above the last reported sale price of our common stock on June 3, 2014.

Sole Book-running manager:	J.P. Morgan Securities LLC

Financial Advisors:	J. Wood Capital Advisors LLC and Perella Weinberg Partners LP

Pricing date:	June 4, 2014.

Trade date:	June 4, 2014.

Expected settlement date:	June 9, 2014.

CUSIP number:	45784P AD3

ISIN:	US45784PAD33

Listing:	None.

Net proceeds:	We estimate that the net proceeds from this offering will be approximately $169.3 million (or $194.7 million if the underwriter exercises its over-allotment option in full), after deducting the underwriter’s discounts and estimated offering expenses payable by us (after giving effect to the expense reimbursement to us from the underwriter).

Use of proceeds:

We intend to use approximately $120 million of the net proceeds of this offering to repurchase approximately $86 million principal amount of our outstanding 3.75% convertible senior notes due 2016 from holders of these notes in privately negotiated transactions, which repurchases are expected to occur concurrently with this offering. The amount paid to repurchase these notes includes approximately $1.6 million of accrued interest.

We intend to use the remainder of the net proceeds from this offering for general corporate purposes, which may include financing redemptions, repurchases and/or the settlement of conversions of Insulet’s existing 3.75% convertible senior notes due 2016.

Discounts and commissions; Advisory fees and expense reimbursement:

Notes sold by the underwriter to the public will initially be offered at the public offering price.

The following table shows the per note and total underwriting discounts to be paid to the underwriter by us. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option to purchase up to an additional $26.25 million in aggregate principal amount of notes:

Paid by us	No exercise	Full exercise
Per note	$30	$30
Total	$5,250,000	$6,037,500

We estimate that the expenses for this offering payable by us (other than discounts and commissions set forth in the table above, but after giving effect to the reimbursement of expenses to us from the underwriter) will be approximately $2.3 million, or approximately $2.6 million if the underwriter exercises its over-allotment option in full. The underwriter has agreed to reimburse us for approximately $1.8 million in respect of our out-of-pocket expenses in connection with the offering, which reimbursement will be proportionately increased to the extent the underwriter exercises its over-allotment option.

Description of the notes—Conversion rights—Adjustment to shares delivered upon conversion upon a make-whole fundamental change

Holders who convert their notes in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus) occurring prior to June 15, 2019 are entitled to an increase in the conversion rate for the notes so surrendered for conversion.

The following table sets forth hypothetical stock price and the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of notes in the event of such a make-whole fundamental change.

Stock Price

Effective Date	$35.10	$46.51	$55.00	$65.00	$80.00	$95.00	$110.00	$125.00	$140.00	$160.00	$180.00

June 9, 2014	6.9881	3.6688	2.3946	1.5288	0.8491	0.5084	0.3200	0.2073	0.1356	0.0756	0.0392
June 15, 2015	6.9881	3.4288	2.1145	1.2630	0.6411	0.3573	0.2133	0.1326	0.0836	0.0438	0.0200
June 15, 2016	6.9881	2.9896	1.6568	0.8611	0.3566	0.1707	0.0939	0.0566	0.0351	0.0172	0.0056
June 15, 2017	6.9881	2.2498	0.9481	0.2221	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2018	6.9881	0.1378	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2019	6.9881	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straightline interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $180.00 per share (subject to adjustment in the same manner as the stock prices set forth in the first row of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $35.10 per share (subject to adjustment in the same manner as the stock prices set forth in the first row of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 28.4900 per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as set forth in the Preliminary Prospectus under the caption “Description of the notes—Conversion rights—Conversion rate adjustments.”

Our obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

This communication shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

The Issuer has filed a registration statement (including a preliminary prospectus dated June 3, 2014) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood NY 11717, Attention: Prospectus Department, or by calling (866) 803-9204.

This communication should be read in conjunction with the preliminary prospectus dated June 3, 2014. The information in this communication supersedes the information in the preliminary prospectus to the extent inconsistent with the information in such preliminary prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.